Exhibit 99.2

Notice of Annual General Meeting of Shareholders of Kaspi.kz

The Board of Directors of JSC Kaspi.kz (Nasdaq: KSPI) hereby announces the Annual General Meeting of Shareholders of JSC Kaspi.kz will be held on 28 March 2025 at 10:00 Astana time at: 154 “А”, Nauryzbai Batyr Street, Almaty, Kazakhstan, 050013.

If a quorum is not met, a repeated Annual General Meeting of Shareholders will be held on 31 March 2025 at 10:00 Astana time at: 154 “А”, Nauryzbai Batyr Street, Almaty, Kazakhstan, 050013.

Agenda of the Annual General Meeting of Shareholders:

1.
Approval of the agenda;

Standard AGM item, under the law of Republic of Kazakhstan.

2.
Approval of JSC Kaspi.kz’s 2024 annual audited financial statements;

The Board of Directors approves the preliminarily financial statements of JSC Kaspi.kz for 2024 financial year based on the report of our external auditor.

3.
Approval of the procedure to distribute JSC Kaspi.kz’s net income for the year 2024 and the amount of dividend per common share of JSC Kaspi.kz;

Considering previously quarterly paid dividends in 2024, the Board of Directors recommends not to pay dividends on common shares of JSC Kaspi.kz for 2024.

4.
Information on shareholders’ appeals on JSC Kaspi.kz and its officers’ actions and results of consideration thereof in 2024;

Standard AGM item, under the law of Republic of Kazakhstan. No appeals to consider.

5.
Appointment of the external auditor to audit JSC Kaspi.kz’s financial statements.

The Board of Directors recommends renewing the appointment of Deloitte LLP for a further 12 months. Following the appointment of an external auditor at the Annual General Meeting of Shareholders, remuneration of the auditor will be approved by the Board of Directors as required by the Laws of Kazakhstan.

The list of shareholders entitled to participate in the Annual General Meeting of Shareholders will be determined based on the shareholder register of JSC Kaspi.kz as at 21 February 2025.

For further information

David Ferguson, david.ferguson@kaspi.kz +44 7427 751 275